Exhibit 11.1  Computation of Per Share Earnings

For the Period from August 4, 2006 (Inception) through December 31, 2006 (Unaudited)
Revenues	$91,171
Cost of Goods Sold	$67,041
Expenses	$31,8590
Net Income (Loss)	$(7,729)
Basic Income (Loss) per Share	$(0.01)
Weighted Average Number of Shares Outstanding	1,100,000